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Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, August 27, 2004

File N° 82-4093

Dear Sirs,

Please find enclosed :

- Holcim's Third quarter Results 2004

Yours sincerely

Martin Beu

dlw 11/9

Holcim

Strength. Performance. Passion.



Key Figures Group Holcim

January–September		2004	2003	±%	±% local currency
Annual cement production capacity	million t	145.9	145.2[1]	+0.5	
Sales of cement and clinker	million t	77.3	70.5	+9.6	
Sales of aggregates	million t	78.5	68.9	+13.9	
Sales of ready-mix concrete	million m^3	21.9	19.7	+11.2	
Net sales	million CHF	10,017	9,395	+6.6	+8.8
Operating EBITDA	million CHF	2,792	2,537	+10.1	+13.1
Operating EBITDA margin	%	27.9	27.0		
EBITDA	million CHF	2,820	2,597	+8.6	+11.7
Operating profit	million CHF	1,787	1,550	+15.3	+18.6
Operating profit margin	%	17.8	16.5		
Net income before minority interests	million CHF	877	723	+21.3	+26.0
Net income after minority interests	million CHF	691	518	+33.4	+39.1
Net income margin	%	6.9	5.5		
Cash flow from operating activities	million CHF	1,669	1,527	+9.3	+11.8
Cash flow margin	%	16.7	16.3		
Net financial debt	million CHF	7,726	8,299[1]	–6.9	–7.3
Shareholders' equity including interests of minority shareholders	million CHF	10,891	9,499[1]	+14.7	+13.4
Gearing[2]	%	70.9	87.4[1]		
Personnel	30.9.	48,368	48,220[1]	+0.3	
Earnings per dividend-bearing share	CHF	3.33	2.65	+25.7	+31.1
Fully diluted earnings per share	CHF	3.30	2.64	+25.0	+30.0
Cash earnings per dividend-bearing share[3]	CHF	4.51	3.81	+18.4	+22.4

Principal key figures in USD (illustrative)[4]					
Net sales	million USD	7,887	6,908	+14.2	
Operating EBITDA	million USD	2,198	1,865	+17.9	
Operating profit	million USD	1,407	1,140	+23.4	
Net income after minority interests	million USD	544	381	+42.8	
Cash flow from operating activities	million USD	1,314	1,123	+17.0	
Net financial debt	million USD	6,132	6,693[1]	–8.4	
Shareholders' equity	million USD	8,644	7,660[1]	+12.8	
Earnings per dividend-bearing share	USD	2.62	1.95	+34.4	

Principal key figures in EUR (illustrative)[4]					
Net sales	million EUR	6,463	6,222	+3.9	
Operating EBITDA	million EUR	1,801	1,680	+7.2	
Operating profit	million EUR	1,153	1,026	+12.4	
Net income after minority interests	million EUR	446	343	+30.0	
Cash flow from operating activities	million EUR	1,077	1,011	+6.5	
Net financial debt	million EUR	4,985	5,320[1]	–6.3	
Shareholders' equity	million EUR	7,026	6,089[1]	+15.4	
Earnings per dividend-bearing share	EUR	2.15	1.75	+22.9	

[1] As of December 31, 2003.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excludes the amortization of goodwill and other intangible assets.
[4] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Holcim on track for success. Sales increase in all regions and segments of the Group. The positive margin trend is unbroken.

Third quarter sees further improvement in results

The Group turned in a very strong performance in the third quarter of 2004, continuing the positive trend which began mid-2003. Both operating results and margins witnessed further improvements despite the significant increase in pressure on costs in the wake of rising energy prices. The devaluation of the US dollar and other important currencies to the Group also depressed results in Swiss francs. These effects were, however, more than offset by robust internal growth.

Consolidated deliveries rose in all three segments compared with the first nine months of 2003. All Group regions contributed to this gratifying volume development, underscoring the regionally balanced overall growth of the Group. European Group companies recorded the strongest growth rates in cement. Higher sales of aggregates are attributable in the main to Group companies in Canada and Spain. Ready-mix concrete sales improved above all in Latin America and Group regions Africa Middle East and Asia Pacific.

Net sales rose by 6.6 percent to CHF 10,017 million (nine months 2003: 9,395). Consolidated operating profit grew by a striking 15.3 percent to CHF 1,787 million (nine months 2003: 1,550). As a consequence, operating profit margin showed further improvement, widening to 17.8 percent (nine months 2003: 16.5). The main drivers are improved capacity utilization and further cost-cutting measures in the areas of sales, administration and production. Cash flow from operating activities increased by 9.3 percent to CHF 1,669 million (nine months 2003: 1,527). Consolidated net income after minority interests rose 33.4 percent to CHF 691 million (nine months 2003: 518). These results highlight a consistently solid performance by Holcim.

European construction industry remains on growth path

Europe's economy made further headway in the third quarter. With the exception of Germany, building activity was generally strong, especially in Spain and Italy. The markets in Southeast Europe also developed well.

Consolidated deliveries in Group region Europe increased across all segments compared with the first nine months of 2003. In Western Europe, higher cement sales were mostly seen by our Spanish Group company. Deliveries by our North German Group company were stable on slightly improved prices. Sales volumes in Switzerland were bolstered by major public-sector projects and private residential construction.

In region Central and Southeast Europe, the strongest growth surge was seen in Romania and Bulgaria. Integration of the Pleven cement plant (Northern Bulgaria), acquired in May, progressed well. During the review period, production facilities at the Romanian Turda plant were successfully converted to manufacture white cement for special construction applications.

With operations in the Czech Republic, Slovakia and Hungary, Holcim Eastern Europe felt added pressure from German cement imports as well as neighboring countries to the east. Stronger vertical integration translated into significant volume increases of aggregates and ready-mix concrete sold. The successful commissioning of an environmentally sound and economically efficient new kiln line at the Rohožník plant near Bratislava underpins efforts by Holcim to gear capacity in the region to anticipated growth.

Sales at Alpha Cement in Russia continued to be bolstered by the building boom in the Greater Moscow region. The Volsk plant also expanded cement deliveries to sister company Garadagh Cement, enabling Holcim to optimize the supply to customers in Azerbaijan at stable price levels.

Operating profit for Group region Europe grew by 18.8 percent in local currency and in Swiss francs rose to CHF 577 million (nine months 2003: 478). Almost all European Group companies have improved their operating results. Strong performances were recorded in Spain, France and Italy, and substantial progress was made in Southeast Europe. In addition, Holcim Germany showed a moderate positive cash flow.

The establishment of Holcim Béton (Belgique) S.A. and the dissolution of the Inter-Béton S.A. joint venture has brought our Belgian ready-mix concrete operations a strengthened sales network and improved customer relations. To maintain our competitiveness, a major restructuring program for the Obourg cement plant in Belgium was decided in September.

Robust cement demand continues in North America

The dynamic growth of North America's building sector continued. The US cement industry in particular was operating close to capacity limits. Despite massive increases in freight rates, cement import levels remained high. The main drivers of demand were private residential construction, the expansion and modernization of transport infrastructure and growth in commercial building. Mounting demand for building materials occasionally exceeded supply, causing cement shortages in a few markets. In Canada, the situation in the construction sector was pleasing.

Against this positive backdrop, North American Group companies have seen a continuous growth in consolidated sales since the beginning of the year. Holcim US reported higher sales volumes in all market regions, and St. Lawrence Cement partly increased deliveries to its markets in the US Northeast and the Canadian provinces of Quebec and Ontario.

With both Group companies making considerable headway on the back of sound construction activity, Group region North America well surpassed the level seen in the first nine months of 2003. In local currency, the operating result increased by 41.9 percent. Despite unfavorable exchange rate movements, in Swiss franc terms this converted to an increase of 35.2 percent to CHF 242 million (nine months 2003: 179). Higher volumes and better prices contributed to improvements in results. Group region North America was also positively impacted by further optimization of cost structures, namely in Holcim US. Higher plant efficiency – due to a long-term renewal and expansion program – helped mitigate rising energy costs.

Solid results in Latin America

Group region Latin America turned in a generally good performance, again producing remarkable financial results. Third quarter cement demand was sound in most countries served by the Group. Construction markets in Brazil and Chile also gathered momentum following a slide in demand in the first half. Consolidated sales in Group region Latin America have increased in all three segments since the start of the year.

Holcim Apasco in Mexico lifted sales of cement as well as shipments of aggregates and ready-mix concrete in the first nine months. Group companies in Central America also sold more cement. In October, a new kiln line was successfully commissioned at the Cartago plant in Costa Rica. Satisfying all environmental requirements, this highly efficient new facility is designed to meet rising regional demand.

Against a politically and economically more stable backdrop, Holcim Venezuela profited from the upsurge seen in the domestic construction industry. Robust market development in Ecuador led to volume increases across all segments for our local Group company. The Brazilian building sector showed signs of recovery in the third quarter, enabling us to offset some of the volume decrease suffered since the start of the year. Cemento Polpaico in Chile also recorded firmer cement sales, while sales of aggregates and ready-mix concrete were both up on prior-year levels. With building activity still solid in Argentina, Minetti again achieved a strong increase in cement sales.

Consolidated operating profit in Latin America contracted in Swiss francs by 5.7 percent to CHF 559 million (nine months 2003: 593) owing to a weaker US dollar. In USD terms, Group region Latin America's operating result outperformed the prior-year figure by 1.5 percent. This is remarkable as competition in Mexico and Brazil intensified due to new production plants coming on stream. A number of countries also faced higher costs, especially for electricity. The good result confirms that early steps taken to improve efficiency are being felt.

Group region Africa Middle East gains further in significance

Although growth momentum varied regionally, Group region Africa Middle East posted solid results. All Group companies succeeded in increasing cement deliveries, and sales of aggregates and ready-mix concrete were higher in almost all markets supplied by Holcim.

Holcim Morocco again reported impressive growth rates owing to strong demand, despite administrative delays temporarily slowing expansion work on the regional transport network. Deliveries by our Egyptian Group company and Holcim Lebanon were mainly supported by an increase in export orders. The substantial volume growth posted by Holcim South Africa – especially in the aggregates and ready-mix concrete segments – was driven by continued strong construction activity.

Operating profit for Group region Africa Middle East was up 29.2 percent in local currency terms, translating to an increase of 29.3 percent to CHF 269 million (nine months 2003: 208). Holcim Morocco was the region's only Group company to see a decline in its operating result compared with the prior-year figure. The increase of a special tax on cement could not be passed on in sales prices and was only partly offset by cost-cutting measures. All other Group companies improved their financial results, most significantly in Egypt, Lebanon and South Africa.

Further volume increases in Group region Asia Pacific

Demand for cement picked up in the third quarter in almost all construction markets in Group region Asia Pacific. Sales were down in Bangladesh alone, as a result of weather-related factors. The generally positive markets were mainly due to housing construction as well as accelerated expansion of transport and utility infrastructure. Stronger exports also helped to bolster consolidated deliveries of Holcim to clearly exceed the first nine months 2003 figure.

The greatest volume increases were posted in Thailand, the Philippines and Vietnam. While domestic sales increased, our Group companies in the Philippines, Indonesia and Thailand also benefited from higher cement exports.

In the third quarter, Siam City Cement concluded recommissioning work of two temporarily mothballed kiln lines. The additional output will enable the company to match domestic market growth while also continuing to fulfill important export contracts. In Vietnam, the new grinding plant – complete with ship unloading facility on Thi Vai River in Ho Chi Minh City's industrial belt – will start production towards the end of the year. Its additional annual capacity of 1.3 million tonnes of cement will help cover rising demand in the south.

Consolidated operating profit for Group region Asia Pacific rose by 27.1 percent in local currency and by 23.8 percent in Swiss francs to CHF 187 million (nine months 2003: 151). The improved results are primarily due to higher profit contributions from our Group companies in the Philippines, Thailand and New Zealand.

In the reporting period, Philippine-based Cemco Holdings, in which Holcim holds a substantial stake, acquired Union Cement Holdings shares held directly and indirectly by the Phinma Group. This was the final step in a complex transaction related to the merger of Union Cement with Alsons Cement. Through this last step Holcim's economic share in Union Cement increased to around two-thirds.

Outlook remains favorable

Holcim is anticipating substantially stronger results on the back of operating progress in Europe as well as in the improved North American market environment. Group region Latin America will again produce a robust performance, and Group regions Africa Middle East and Asia Pacific are expected to achieve some remarkable results.

The Board of Directors and the Executive Committee expect the annual forecast of 8 percent internal growth on operating profit level to be clearly exceeded. The positive development in the Group's EBITDA margin is likely to continue.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	Jan–Sept 2004 Unaudited	Jan–Sept 2003 Unaudited	±%	July–Sept 2004 Unaudited	July–Sept 2003 Unaudited	±%
Net sales	4	**10,017**	**9,395**	**+6.6**	**3,700**	**3,591**	**+3.0**
Production cost of goods sold		(5,043)	(4,797)		(1,876)	(1,840)	
Gross profit		**4,974**	**4,598**	**+8.2**	**1,824**	**1,751**	**+4.2**
Distribution and selling expenses		(2,213)	(2,040)		(784)	(748)	
Administration expenses		(738)	(788)		(239)	(260)	
Other depreciation and amortization		(236)	(220)		(85)	(77)	
Operating profit	5	**1,787**	**1,550**	**+15.3**	**716**	**666**	**+7.5**
Other expenses net	6	(30)	(1)		(21)	(3)	
EBIT		**1,757**	**1,549**	**+13.4**	**695**	**663**	**+4.8**
Financial expenses net	7	(371)	(386)		(131)	(142)	
Net income before taxes		**1,386**	**1,163**	**+19.2**	**564**	**521**	**+8.3**
Income taxes		(509)	(440)		(178)	(200)	
Net income before minority interests		**877**	**723**	**+21.3**	**386**	**321**	**+20.2**
Minority interests		(186)	(205)		(65)	(76)	
Net income after minority interests		**691**	**518**	**+33.4**	**321**	**245**	**+31.0**
CHF							
Earnings per dividend-bearing share		3.33	2.65	+25.7			
Fully diluted earnings per share		3.30	2.64	+25.0			
Cash earnings per dividend-bearing share[1]		4.51	3.81	+18.4			

[1] Excludes the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	30.09.2004 Unaudited	31.12.2003 Audited	30.09.2003 Unaudited
Cash and cash equivalents	2,604	2,456	3,189
Marketable securities	20	62	115
Accounts receivable	2,487	2,161	2,528
Inventories	1,212	1,175	1,239
Prepaid expenses and other current assets	231	174	292
Total current assets	**6,554**	**6,028**	**7,363**
Financial assets	1,578	1,862	2,246
Property, plant and equipment	13,496	13,294	13,686
Intangible and other assets	4,156	3,478	3,234
Deferred tax assets	149	163	272
Total long-term assets	**19,379**	**18,797**	**19,438**
Total assets	**25,933**	**24,825**	**26,801**
Trade accounts payable	1,142	1,245	1,084
Current financial liabilities	2,737	2,660	3,395
Other current liabilities	1,469	1,319	1,499
Total short-term liabilities	**5,348**	**5,224**	**5,978**
Long-term financial liabilities	7,613	8,157	9,053
Deferred tax liabilities	1,062	1,021	1,112
Long-term provisions	1,019	924	963
Total long-term liabilities	**9,694**	**10,102**	**11,128**
Total liabilities	**15,042**	**15,326**	**17,106**
Interests of minority shareholders	**2,091**	**2,666**	**2,657**
Share capital	460	402	402
Capital surplus	3,995	2,628	2,628
Treasury shares	(496)	(448)	(448)
Reserves	4,841	4,251	4,456
Total shareholders' equity	**8,800**	**6,833**	**7,038**
Total liabilities and shareholders' equity	**25,933**	**24,825**	**26,801**

Statement of Changes in Consolidated Equity of Group Holcim

	Share capital	Capital surplus	Treasury shares
Million CHF			
Equity as at December 31, 2002 (audited)	**402**	**2,628**	**(452)**
Net income after minority interests			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized loss in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			4
Equity as at September 30, 2003 (unaudited)	**402**	**2,628**	**(448)**
Equity as at December 31, 2003 (audited)	**402**	**2,628**	**(448)**
Share capital increase	58	1,398	
Net income after minority interests			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			(48)
Repayment of convertible bonds		(31)	
Equity as at September 30, 2004 (unaudited)	**460**	**3,995**	**(496)**

Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**
518				518	518
			93	93	93
	53			53	53
		(1)		(1)	(1)
	(2)			(2)	(2)
				0	0
(195)				(195)	(195)
				0	4
6,001	**(127)**	**(83)**	**(1,335)**	**4,456**	**7,038**
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**6,833**
				0	1,456
691				691	691
			62	62	62
				0	0
		13		13	13
	6			6	6
				0	0
(225)				(225)	(225)
				0	(48)
43				43	12
6,678	**(103)**	**(55)**	**(1,679)**	**4,841**	**8,800**

January–September Million CHF	2004 Unaudited	2003 Unaudited	±%
Operating profit	**1,787**	**1,550**	**+15.3**
Depreciation and amortization of operating assets	1,005	987	
Other non-cash items	114	52	
Change in net working capital	(440)	(388)	
Cash generated from operations	**2,466**	**2,201**	**+12.0**
Dividends received	50	65	
Financial income net	27	8	
Interest paid	(356)	(341)	
Income taxes paid	(496)	(390)	
Other expenses	(22)	(16)	
Cash flow from operating activities (A)	**1,669**	**1,527**	**+9.3**
Purchase of property, plant and equipment	(722)	(883)	
Disposal of property, plant and equipment	69	50	
Purchase of financial assets, intangible and other assets	(1,717)	(793)	
Disposal of financial assets, intangible and other assets	296	310	
Cash flow used in investing activities (B)	**(2,074)**	**(1,316)**	**–57.6**
Dividends paid on ordinary shares	(225)	(195)	
Dividends paid to minority shareholders	(133)	(128)	
Dividends paid on preference shares	(7)	(12)	
Share capital paid-in	1,456	0	
Movements of treasury shares net	(48)	4	
Increase in current financial liabilities	93	4	
Proceeds from long-term financial liabilities	393	1,934	
Repayment of long-term financial liabilities	(1,041)	(1,277)	
De(In)crease in marketable securities	44	(22)	
Cash flow from financing activities (C)	**532**	**308**	**+72.7**
Increase in cash and cash equivalents (A+B+C)	**127**	**519**	
Cash and cash equivalents as at January 1	**2,456**	**2,698**	
Increase in cash and cash equivalents	127	519	
Currency translation effects	21	(28)	
Cash and cash equivalents as at September 30	**2,604**	**3,189**	

1 Basis of Preparation

The unaudited consolidated third quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2003 (hereafter "annual financial statements"), except as discussed in changes in accounting policies. The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements, except as discussed in changes in accounting policies.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

Changes in accounting policies

The adoption of IFRS 3 Business Combinations together with IAS 36 Impairment of Assets (revised 2004) and IAS 38 Intangible Assets (revised 2004) resulted in a change in the accounting policy for goodwill in respect of new acquisitions for which the agreement date is on or after March 31, 2004. Consequently:

As from March 31, 2004 onwards, all goodwill acquired in a business combination will not be amortized but be subject to an annual impairment test.

All goodwill arising from business combinations which were effected before March 31, 2004 shall continue to be amortized on a straight-line basis over its estimated useful life and assessed for an indication of impairment at the balance sheet date as was the case in the past.

As from January 1, 2005 onwards, all such goodwill will not be amortized but be subject to an annual impairment test.

2 Changes in the Scope of Consolidation

In January 2004, the German competition authorities approved the acquisition of Rohrbach Zement & Co. KG in Southern Germany. Its plant in Dotternhausen has an annual installed capacity of 0.6 million tonnes of cement and a further 0.3 million tonnes of special binding agents. The entity was fully consolidated from January 1, 2004.

In December 2003, Holcim increased its minority shareholding in Alpha Cement J.S.C. (Russia) through the purchase of additional share packages to 68.8%. As a result, the company has been fully consolidated effective December 31, 2003. Previously, the entity was accounted for as an associated company.

Holcim's Group company Queensland Cement Ltd has been merged with Australian Cement Holdings Ltd to form a new company, Cement Australia Pty Ltd. Cement Australia is owned 50% by Holcim, 25% by Hanson (UK-based ready-mix and aggregates company) and 25% by Rinker (Australian and US heavy construction materials group). According to the agreements underlying the transaction, the owners exercise joint control over the company. As a result, Cement Australia has been proportionately consolidated as of the third quarter 2003 to reflect the 50% stake in the new entity.

To further focus on the core business, Holcim disposed of various entities, of which include: Lanka Quarries (Sri Lanka) on May 30, 2003, Excel's aggregates and ready-mix concrete business (Australia) on June 2, 2003 and Eternit AG (Switzerland) on November 10, 2003.

On January 23, 2004, Holcim announced a public purchase offer to all minority shareholders of Holcim Apasco S.A. de C.V. (Mexico). On March 12, 2004, a total of 57.9 million shares have been tendered resulting in a total purchase price of USD 591 million. As a result, the Group held 93.4% of Holcim Apasco as of March 31, 2004. Subsequent to the public purchase offer, additional shares have been tendered, which resulted in a new ownership rate of 99.9% as of June 30, 2004.

Under a share repurchase scheme, Siam City Cement (Public) Company Limited (Thailand) repurchased 12.5 million own shares. As a result of this transaction, Holcim's ownership in the proportionately consolidated entity increased to 35.7%.

On August 12, 2004, Cemco Holdings Inc., Philippines, in which Holcim is a substantial shareholder, increased its stake in Union Cement Holdings to 60% at a cost of USD 214 million. As a result, Holcim's economic interest in Union Cement Corporation increased to 65.9%.

At the beginning of August 2004, Holcim US wound up the Holnam Texas Limited Partnership and bought out its partners in this company. The Midlothian plant is now fully owned by Holcim US.

3 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
Jan–Sept (unaudited)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Income statement														
Million CHF														
Net sales	3,631	3,343	1,932	1,844	2,177	2,136	1,141	921	1,459	1,308	(323)	(157)	10,017	9,395
Operating EBITDA	929	834	385	311	801	844	336	273	362	325	(21)	(50)	2,792	2,537
Operating EBITDA margin in %	25.6	24.9	19.9	16.9	36.8	39.5	29.4	29.6	24.8	24.8			27.9	27.0
Operating profit	577	478	242	179	559	593	269	208	187	151	(47)	(59)	1,787	1,550
Operating profit margin in %	15.9	14.3	12.5	9.7	25.7	27.8	23.6	22.6	12.8	11.5			17.8	16.5
Capacity and sales														
Million t														
Production capacity cement[1]	44.7	44.0	21.3	21.3	31.0	31.0	12.9	12.9	36.0	36.0			145.9	145.2
Sales of cement and clinker	23.6	20.0	13.2	12.6	15.4	14.3	10.6	9.5	19.1	17.6	(4.6)	(3.5)	77.3	70.5
Sales of aggregates	43.9	39.3	15.3	11.5	9.2	8.5	6.8	6.4	3.3	3.2			78.5	68.9
Million m^3														
Sales of ready-mix concrete	10.2	9.6	1.9	1.8	6.2	5.5	1.5	1.3	2.1	1.5			21.9	19.7

[1] Prior-year figures as of December 31, 2003.

January–September Million CHF	2004 Unaudited	2003 Unaudited
Volume and price	732	39
Change in structure	98	71
Currency translation effects	(208)	(643)
Total	**622**	**(533)**

5 Change in Operating Profit

January–September Million CHF	2004 Unaudited	2003 Unaudited
Volume, price and cost	265	97
Change in structure	23	29
Currency translation effects	(51)	(135)
Total	**237**	**(9)**

6 Other Expenses net

January–September Million CHF	2004 Unaudited	2003 Unaudited
Dividends earned	48	68
Financial income	37	2
Other ordinary expenses net	(56)	(9)
Depreciation and amortization of non-operating assets	(59)	(62)
Total	**(30)**	**(1)**

The increase in financial income is mainly due to an impairment loss recognized in 2003 for the Group's investment in Swiss International Air Lines in the amount of CHF 19 million.

Included in other ordinary expenses net are gains and losses on sale of property, plant and equipment, gains and losses on disposal of Group companies, income and losses on investments in associates and non-operating expenses.

In 2004, other ordinary expenses net also include the recognition of a provision of CHF 15 million related to investigations by the Italian antitrust authority regarding market violations in the ready-mix concrete business.

7 Financial Expenses Net

January–September Million CHF	2004 Unaudited	2003 Unaudited
Financial expenses	(414)	(431)
Interest earned on cash and cash equivalents	33	43
Foreign exchange gain (loss) net	5	(8)
Financial expenses capitalized	5	10
Total	**(371)**	**(386)**

As at May 14, 2004, Holcim Overseas Finance Ltd. fully repaid the CHF 419 million convertible bonds (1%, 1998–2004).

9 Share Capital Increase

The Annual General Meeting of Shareholders of May 14, 2004 approved a CHF 57,481,378.– capital increase from CHF 402,369,658.– to CHF 459,851,036.– through the issuance of 28,740,689 fully paid-in registered shares with a par value of CHF 2.– each.

The capital increase was fully underwritten on April 7, 2004 by a syndicate of banks. The net proceeds of the transaction amounted to CHF 1,456 million.

10 Dividends

In conformity with the decision taken at the Annual General Meeting on May 14, 2004, a dividend related to 2003 of CHF 1.15 per registered share has been paid on May 18, 2004. This resulted in a total ordinary dividend payment of CHF 225 million.

11 Contingent Liabilities

No significant changes.

12 Principal Exchange Rates

	Income statement Average exchange rates in CHF Jan–Sept			Balance sheet Closing exchange rates in CHF		
	2004	2003	±%	30.09.2004	31.12.2003	30.09.2003
1 EUR	1.55	1.51	+2.6	1.55	1.56	1.54
1 USD	1.27	1.36	−6.6	1.26	1.24	1.32
1 CAD	0.95	0.95	–	0.99	0.96	0.98
100 MXN	11.20	12.73	−12.0	11.04	11.01	12.02
100 EGP	20.39	23.37	−12.8	20.00	20.00	21.00
1 ZAR	0.19	0.18	+5.6	0.20	0.19	0.19
100 PHP	2.26	2.52	−10.3	2.24	2.23	2.41
100 THB	3.14	3.23	−2.8	3.04	3.12	3.30
1 AUD	0.92	0.86	+7.0	0.90	0.93	0.90
1 NZD	0.82	0.77	+6.5	0.84	0.81	0.79

Holcim securities

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLZn.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 15.1 billion at September 30, 2004.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
2004 annual results conference for press and analysts	March 2, 2005
First quarter 2005 results	May 2, 2005
General Meeting of Shareholders	May 3, 2005
Dividend payment	May 6, 2005
Half-year 2005 results	August 18, 2005
Third quarter 2005 results conference for press and analysts	November 9, 2005

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com

Holcim

www.holcim.com

"I developed the ideas for the Twin Center together with Spanish architect Ricardo Bofill. We wanted to build a landmark for this area of the city, we wanted an optical link to the nearby mosque with its 200 meter minaret. Also, our inspiration came from Moorish architectural styles."

Mouyal, Co-Architect Twin Center, Morocco



Corporate Communications

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Holcim

File N° 82-4093

Media release

Third-quarter 2004: Holcim on track for success – the positive margin trend is unbroken.

- Sales increase in all regions and segments of the Group.
- Consolidated net sales up 6.6 percent to CHF 10.017 billion.
- Operating profit rises by 15.3 percent to CHF 1.787 billion.
- Operating EBITDA margin reaches 27.9 percent (nine months 2003: 27.0).
- Consolidated net income after minority interests jumps 33.4 percent to CHF 691 million.
- Cash flow from operating activities increases by 9.3 percent to CHF 1.669 billion.

3 November 2004

Third quarter sees further improvement in results
The Group turned in a very strong performance in the third quarter of 2004, continuing the positive trend which began mid-2003. Both operating results and margins witnessed further improvements despite the significant increase in pressure on costs in the wake of rising energy prices. The devaluation of the US dollar and other important currencies to the Group also depressed results in Swiss francs. These effects were, however, more than offset by robust internal growth.

Consolidated deliveries rose in all three segments compared with the first nine months of 2003. All Group regions contributed to this gratifying volume development, underscoring the regionally balanced overall growth of the Group. European Group companies recorded the strongest growth rates in cement. Higher sales of aggregates are attributable in the main to Group companies in Canada and Spain. Ready-mix concrete sales improved above all in Latin America and Group regions Africa Middle East and Asia Pacific.

Net sales rose by 6.6 percent to CHF 10,017 million (nine months 2003: 9,395). Consolidated operating profit grew by a striking 15.3 percent to CHF 1,787 million (nine months 2003: 1,550). As a consequence, operating profit margin showed further improvement, widening to 17.8 percent (nine months 2003: 16.5). The main drivers are improved capacity utilization and further cost-cutting measures in the areas of sales, administration and production. Cash flow from operating activities increased by 9.3 percent to CHF 1,669 million (nine months 2003: 1,527). Consolidated net income after minority interests rose 33.4 percent to CHF 691 million (nine months 2003: 518). These results highlight a consistently solid performance by Holcim.

European construction industry remains on growth path
Europe's economy made further headway in the third quarter. With the exception of Germany, building activity was generally strong, especially in Spain and Italy. The markets in Southeast Europe also developed well.

Consolidated deliveries in Group region Europe increased across all segments compared with the first nine months of 2003. In Western Europe, higher cement sales were mostly seen by the Spanish Group company. Deliveries by the North German Group company were stable on slightly improved prices. Sales volumes in Switzerland were bolstered by major public-sector projects and private residential construction.

In region Central and Southeast Europe, the strongest growth surge was seen in Romania and Bulgaria. Integration of the Pleven cement plant (Northern Bulgaria), acquired in May, progressed well. During the review period, production facilities at the Romanian Turda plant were successfully converted to manufacture white cement for special construction applications.

With operations in the Czech Republic, Slovakia and Hungary, Holcim Eastern Europe felt added pressure from German cement imports as well as neighboring countries to the east. Stronger vertical integration translated into significant volume increases of aggregates and ready-mix concrete sold. The successful commissioning of an environmentally sound and economically efficient new kiln line at the Rohožník plant near Bratislava underpins efforts by Holcim to gear capacity in the region to anticipated growth.

Sales at Alpha Cement in Russia continued to be bolstered by the building boom in the Greater Moscow region. The Volsk plant also expanded cement deliveries to sister company Garadagh Cement, enabling Holcim to optimize the supply to customers in Azerbaijan at stable price levels.

Operating profit for Group region Europe grew by 18.8 percent in local currency and in Swiss francs rose to CHF 577 million (nine months 2003: 478). Almost all European Group companies have improved their operating results. Strong performances were recorded in Spain, France and Italy, and substantial progress was made in Southeast Europe. In addition, Holcim Germany showed a moderate positive cash flow.

The establishment of Holcim Béton (Belgique) S.A. and the dissolution of the Inter-Béton S.A. joint venture has brought the Belgian ready-mix concrete operations a strengthened

sales network and improved customer relations. To maintain competitiveness, a major restructuring program for the Obourg cement plant in Belgium was decided in September.

Robust cement demand continues in North America
The dynamic growth of North America's building sector continued. The US cement industry in particular was operating close to capacity limits. Despite massive increases in freight rates, cement import levels remained high. The main drivers of demand were private residential construction, the expansion and modernization of transport infrastructure and growth in commercial building. Mounting demand for building materials occasionally exceeded supply, causing cement shortages in a few markets. In Canada, the situation in the construction sector was pleasing.

Against this positive backdrop, North American Group companies have seen a continuous growth in consolidated sales since the beginning of the year. Holcim US reported higher sales volumes in all market regions, and St. Lawrence Cement partly increased deliveries to its markets in the US Northeast and the Canadian provinces of Quebec and Ontario.

With both Group companies making considerable headway on the back of sound construction activity, Group region North America well surpassed the level seen in the first nine months of 2003. In local currency, the operating result increased by 41.9 percent. Despite unfavorable exchange rate movements, in Swiss franc terms this converted to an increase of 35.2 percent to CHF 242 million (nine months 2003: 179). Higher volumes and better prices contributed to improvements in results. Group region North America was also positively impacted by further optimization of cost structures, namely in Holcim US. Higher plant efficiency – due to a long-term renewal and expansion program – helped mitigate rising energy costs.

Solid results in Latin America
Group region Latin America turned in a generally good performance, again producing remarkable financial results. Third quarter cement demand was sound in most countries served by the Group. Construction markets in Brazil and Chile also gathered momentum following a slide in demand in the first half. Consolidated sales in Group region Latin America have increased in all three segments since the start of the year.

Holcim Apasco in Mexico lifted sales of cement as well as shipments of aggregates and ready-mix concrete in the first nine months. Group companies in Central America also sold more cement. In October, a new kiln line was successfully commissioned at the Cartago plant in Costa Rica. Satisfying all environmental requirements, this highly efficient new facility is designed to meet rising regional demand.

Against a politically and economically more stable backdrop, Holcim Venezuela profited from the upsurge seen in the domestic construction industry. Robust market development in Ecuador led to volume increases across all segments for the local Group company. The Brazilian building sector showed signs of recovery in the third quarter, enabling Holcim Brazil to offset some of the volume decrease suffered since the start of the year. Cemento Polpaico in Chile also recorded firmer cement sales, while sales of aggregates and ready-mix concrete were both up on prior-year levels. With building activity still solid in Argentina, Minetti again achieved a strong increase in cement sales.

Consolidated operating profit in Latin America contracted in Swiss francs by 5.7 percent to CHF 559 million (nine months 2003: 593) owing to a weaker US dollar. In USD terms, Group region Latin America's operating result outperformed the prior-year figure by 1.5 percent. This is remarkable as competition in Mexico and Brazil intensified due to new production plants coming on stream. A number of countries also faced higher costs, especially for electricity. The good result confirms that early steps taken to improve efficiency are being felt.

Group region Africa Middle East gains further in significance
Although growth momentum varied regionally, Group region Africa Middle East posted solid results. All Group companies succeeded in increasing cement deliveries, and sales of aggregates and ready-mix concrete were higher in almost all markets supplied by Holcim.

Holcim Morocco again reported impressive growth rates owing to strong demand, despite administrative delays temporarily slowing expansion work on the regional transport network. Deliveries by the Egyptian Group company and Holcim Lebanon were mainly supported by an increase in export orders. The substantial volume growth posted by Holcim South Africa – especially in the aggregates and ready-mix concrete segments – was driven by continued strong construction activity.

Operating profit for Group region Africa Middle East was up 29.2 percent in local currency terms, translating to an increase of 29.3 percent to CHF 269 million (nine months 2003: 208). Holcim Morocco was the region's only Group company to see a decline in its operating result compared with the prior-year figure. The increase of a special tax on cement could not be passed on in sales prices and was only partly offset by cost-cutting measures. All other Group companies improved their financial results, most significantly in Egypt, Lebanon and South Africa.

Further volume increases in Group region Asia Pacific
Demand for cement picked up in the third quarter in almost all construction markets in Group region Asia Pacific. Sales were down in Bangladesh alone, as a result of weather-related factors. The generally positive markets were mainly due to housing construction as well as accelerated expansion of transport and utility infrastructure. Stronger exports also helped to bolster consolidated deliveries of Holcim to clearly exceed the first nine months 2003 figure.

The greatest volume increases were posted in Thailand, the Philippines and Vietnam. While domestic sales increased, Group companies in the Philippines, Indonesia and Thailand also benefited from higher cement exports.

In the third quarter, Siam City Cement concluded recommissioning work of two temporarily mothballed kiln lines. The additional output will enable the company to match domestic market growth while also continuing to fulfill important export contracts. In Vietnam, the new grinding plant – complete with ship unloading facility on Thi Vai River in Ho Chi Minh City's industrial belt – will start production towards the end of the year. Its additional annual capacity of 1.3 million tonnes of cement will help cover rising demand in the south.

Consolidated operating profit for Group region Asia Pacific rose by 27.1 percent in local currency and by 23.8 percent in Swiss francs to CHF 187 million (nine months 2003: 151). The improved results are primarily due to higher profit contributions from the Group companies in the Philippines, Thailand and New Zealand.

In the reporting period, Philippine-based Cemco Holdings, in which Holcim holds a substantial stake, acquired Union Cement Holdings shares held directly and indirectly by the Phinma Group. This was the final step in a complex transaction related to the merger of Union Cement with Alsons Cement. Through this last step Holcim's economic share in Union Cement increased to around two-thirds.

Outlook remains favorable

Holcim is anticipating substantially stronger results on the back of operating progress in Europe as well as in the improved North American market environment. Group region Latin America will again produce a robust performance, and Group regions Africa Middle East and Asia Pacific are expected to achieve some remarkable results.

The Board of Directors and the Executive Committee expect the annual forecast of 8 percent internal growth on operating profit level to be clearly exceeded. The positive development in the Group's EBITDA margin is likely to continue.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German and French.

* * * * * * *

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

* * * * * * *

You can download the complete third-quarter report from www.holcim.com
The consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity and the consolidated cash flow statement are also available on the website.

* * * * * * *

Press conference:
Wednesday, 3 November 2004, at 9 a.m., Holcim, Hagenholzstrasse 85, CH-8050 Zurich

* * * * * * *

Appendix: Key figures Group Holcim nine months 2004

File N° 82-4093
Key figures

Group Holcim nine months		2004	2003	+/-%	+/-% local currency
Annual cement production capacity	million t	145.9	145.2 [1]	+0.5	
Sales of cement and clinker	million t	77.3	70.5	+9.6	
Sales of aggregates	million t	78.5	68.9	+13.9	
Sales of ready-mix concrete	million m^3	21.9	19.7	+11.2	
Net sales	million CHF	10,017	9,395	+6.6	+8.8
Operating EBITDA	million CHF	2,792	2,537	+10.1	+13.1
Operating EBITDA margin	%	27.9	27.0		
EBITDA	million CHF	2,820	2,597	+8.6	+11.7
Operating profit	million CHF	1,787	1,550	+15.3	+18.6
Operating profit margin	%	17.8	16.5		
Net income before minority interests	million CHF	877	723	+21.3	+26.0
Net income after minority interests	million CHF	691	518	+33.4	+39.1
Net income margin	%	6.9	5.5		
Cash flow from operating activities	million CHF	1,669	1,527	+9.3	+11.8
Cash flow margin	%	16.7	16.3		
Net financial debt	million CHF	7,726	8,299 [1]	-6.9	-7.3
Shareholders' equity including interests of minority shareholders	million CHF	10,891	9,499 [1]	+14.7	+13.4
Gearing [2]	%	70.9	87.4 [1]		
Personnel	30.9.	48,368	48,220 [1]	+0.3	
Earnings per dividend-bearing share	CHF	3.33	2.65	+25.7	+31.1
Earnings per share (fully diluted)	CHF	3.30	2.64	+25.0	+30.0
Cash earnings per share [3]	CHF	4.51	3.81	+18.4	+22.4

Principal key figures in USD (illustrative) [4]					
Net sales	million USD	7,887	6,908	+14.2	
Operating EBITDA	million USD	2,198	1,865	+17.9	
Operating profit	million USD	1,407	1,140	+23.4	
Net income after minority interests	million USD	544	381	+42.8	
Cash flow from operating activities	million USD	1,314	1,123	+17.0	
Net financial debt	million USD	6,132	6,693 [1]	-8.4	
Shareholders' equity	million USD	8,644	7,660 [1]	+12.8	
Earnings per dividend-bearing share	USD	2.62	1.95	+34.4	

Principal key figures in EUR (illustrative) [4]					
Net sales	million EUR	6,463	6,222	+3.9	
Operating EBITDA	million EUR	1,801	1,680	+7.2	
Operating profit	million EUR	1,153	1,026	+12.4	
Net income after minority interests	million EUR	446	343	+30.0	
Cash flow from operating activities	million EUR	1,077	1,011	+6.5	
Net financial debt	million EUR	4,985	5,320 [1]	-6.3	
Shareholders' equity	million EUR	7,026	6,089 [1]	+15.4	
Earnings per dividend-bearing share	EUR	2.15	1.75	+22.9	

1 As of December 31, 2003.
2 Net financial debt divided by shareholders' equity including interests of minority shareholders.
3 Excludes the amortization of goodwill and other intangible assets.
4 Income statement figures translated at average rate; balance sheet figures at year-end rate.

END